

Ed Tepper · 2nd

Chief Operating Officer and Board of Directors at CoPeace

Greater New York City Area · 500+ connections · **Contact info**

CoPeace

The Wharton School

Featured



B Corps Reflect the True Cost of Business and Reward Stakeholders

CoPeace

Experience



Chief Operating Officer and Board of Directors

CoPeace · Full-time

Dec 2019 – Present · 7 mos

Operational and financial leader driving growth at a transformational investment platform that provides capital and growth support for socially responsible impactful companies. Through its unique platform CoPeace also provides impact investors with unprecedented access and transparency to invest for good.

Chief Operating Officer

Food Ingredients Manufacturer and Distributor · Full-time

Dec 2017 – Dec 2019 · 2 yrs 1 mo

Operating and Financial leadership executive driving growth at a transformational food ingredients manufacturer, distributor, and solutions provider.



President/Managing Member/Co-Owner

Mongo Media, LLC

2006 – 2018 · 12 yrs

New York, New York

Advanced media services company specializing in HD Video post production, conversions, duplication, encoding, digital cinema packages (DCP), closed captioning and subtitling. Servin global media and entertainment providers, distributors, corporate communications, museums, art galleries, independent filmmakers, and artists.

Interim CFO/Consultant

Hibernia Media

2008 · less than a year

Summit, NJ

Assisted with the venture captilal backed start-up of a live video transmission services company, formerly known as MediaXtream. Established the home office in Summit, NJ, recruited accounting staff, and put HR and employee benefits programs in place.



CFO, GlobeCast America

GlobeCast

2007 – 2008 · 1 yr

New York City and Sunrise, FL

Analyzed and negotiated strategic partnership opportunities. Recruited and hired new finance and accounting team and relocated finance operations from Sunrise, FL to New York City. Oversaw the implementation and integration of Great Plains and ScheduALL systems in NY, CA and FL locations.

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Education



The Wharton School

MBA, Finance, Real Estate



Washington University in St. Louis

BA, Economics

Activities and Societies: Men's Tennis Team

Volunteer Experience



Penn Wharton Startup Challenge-Wharton Business Plan Competition Judge

The Wharton School

Feb 2004 – Present • 16 yrs 5 mos

Education



Guest Lecturer

The Wharton School

2016 • less than a year

Education

Graduate and undergraduate guest lecturer on the importance of data in the Sport, Media, and Entertainment industries.

Skills & Endorsements

Executive Management · 4

John West and 3 connections have given endorsements for this skill

Business Process Improvement

Entrepreneurship · 27

 Endorsed by **2 of Ed's colleagues at Globecast**

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